                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  OPAL, INC.
                          (Name of Subject Company)
                                ORION CORP. I
                           APPLIED MATERIALS, INC.
                                  (Bidders)
                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)
                                 683474-10-0
                    (CUSIP Number of Class of Securities)

                           JOSEPH J. SWEENEY, ESQ.
                           APPLIED MATERIALS, INC.
                               2881 SCOTT BLVD.
                        SANTA CLARA, CALIFORNIA 95050
                                (408) 727-5555
         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on behalf of Bidders)

                                   COPY TO:

                               DAVID FOX, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000

                              NOVEMBER 24, 1996
       (Date of Event Which Requires Filing Statement on Schedule 13D)
                          CALCULATION OF FILING FEE
-----------------------------------------------------------------------------
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                    TRANSACTION VALUATION* $168,990,710.50

                       AMOUNT OF FILING FEE $33,799.00
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

  * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,134,633 shares of common stock, $.01 par value, of Opal, Inc. (the "Company") (the "Shares"), at a price per Share of $18.50 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of November 24, 1996, plus 351,050 Shares issuable upon the exercise of outstanding vested employee stock options, and up to 40,000 shares which may be issued pursuant to the Company's employee stock purchase plan.

 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
       Amount Previously Paid: None
       Form or Registration No.: N/A
       Filing Party: N/A
       Date Filed: N/A

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                             Page 1 of     Pages
                      Exhibit Index is located on Page 8

CUSIP NO. 683474-10-0

                                          14D-1 AND 13D

          Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

    1.
          Orion Corp. I

         ---------------------------------------------------------------------------------------------


         Check the Appropriate Box if a Member of a Group                (a) [ ]                  (b) [ ]

    2.

         ---------------------------------------------------------------------------------------------


         SEC Use Only

    3.

         ---------------------------------------------------------------------------------------------


         Source of Funds

    4.
         AF

         ---------------------------------------------------------------------------------------------


         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)     [ ]

    5.

         ---------------------------------------------------------------------------------------------


         Citizenship or Place of Organization

    6.
         Delaware

         ---------------------------------------------------------------------------------------------


         Aggregate Amount Beneficially Owned By Each Reporting Person*

    7.

         4,289,777
         ---------------------------------------------------------------------------------------------


         Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                        [ ]

    8.

         ---------------------------------------------------------------------------------------------


         Percent of Class Represented By Amount in Row (7)*
    9.

         Approximately 47% of the Shares outstanding on a fully diluted basis as of
         November 24, 1996
         ---------------------------------------------------------------------------------------------


         Type of Reporting Person

   10.

         CO
         ---------------------------------------------------------------------------------------------

   * See footnote on following page.

CUSIP NO. 683474-10-0

                                          14D-1 AND 13D

         Names of Reporting Person
         S.S. or I.R.S. Identification No. of Above Persons

    1.   Applied Materials, Inc.

         --------------------------------------------------------------------------------------------


         Check the Appropriate Box if a Member of a Group                (a) [ ]                  (b) [ ]
    2.

         --------------------------------------------------------------------------------------------

         SEC Use Only
    3.

         --------------------------------------------------------------------------------------------

         Source of Funds
    4.
         WC or BK

         --------------------------------------------------------------------------------------------

         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)    [ ]
    5.

         --------------------------------------------------------------------------------------------

         Citizenship or Place of Organization
    6.
         Delaware

         --------------------------------------------------------------------------------------------

         Aggregate Amount Beneficially Owned By Each Reporting Person*
    7.
         4,289,777

         --------------------------------------------------------------------------------------------

         Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares                       [ ]
    8.

         --------------------------------------------------------------------------------------------

         Percent of Class Represented By Amount in Row (7)*
    9.
         Approximately 47% of the Shares outstanding on a fully diluted basis as of November 24, 1996

         --------------------------------------------------------------------------------------------

         Type of Reporting Person
   10.

         CO
         --------------------------------------------------------------------------------------------

------------

   * On November 24, 1996, Applied Materials, Inc. ("Parent") and Orion Corp. I, a wholly owned subsidiary of Parent (the "Purchaser"), entered into separate Stockholder Agreements (collectively, the "Stockholder Agreements"), with each of Rafi Yizhar, the Chief Executive Officer and President of the Company and the beneficial owner of an aggregate of 253,922 Shares, Israel Niv, the General Manager and Executive Vice President of Sales and Marketing of the Company and the beneficial owner of an aggregate of 101,878 Shares, Clal Electronics Industries Ltd., the beneficial owner of an aggregate of 2,692,327 Shares, and Orbotech Ltd., the beneficial owner of an aggregate of 1,241,650 Shares (individually, a "Selling Stockholder" and, collectively, the "Selling Stockholders"). The Selling Stockholders beneficially own an aggregate of 4,289,777 Shares or approximately 47% of the Company's outstanding Shares on a fully diluted basis. Pursuant to the Stockholder Agreements, the Selling Stockholders have agreed to validly tender, at the Offer Price, pursuant to the Offer (as defined in the Offer to Purchase) and not withdraw all Shares which are beneficially owned by the Selling Stockholders prior to the expiration date of the Offer. Each of the Stockholder Agreements provides that Parent has an irrevocable option to acquire from each Selling Stockholder, at the Offer Price, all of such Selling Stockholder's Shares if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions to the Offer or otherwise), other than at a time when Parent or the Purchaser is in material breach of the terms of the Agreement and Plan of Merger, dated November 24, 1996, between Parent, the Purchaser and the Company (the "Merger Agreement"), or (ii) the Merger Agreement is terminated in accordance with its terms, other than as a result of certain material breaches by Parent or the Purchaser in the terms of the Merger Agreement. Subject to certain conditions specified in each of the Stockholder Agreements, such options are exercisable in whole but not in part for the 60 day period following the first to occur of the foregoing events. Pursuant to the Stockholder Agreements, each Selling Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreements in favor of the Merger (as defined in the Offer to Purchase) and against any transaction with a third party that would impede or frustrate the Merger Agreement. The Stockholder Agreements are described more fully in Section 12 -- "Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" of the Offer to Purchase dated November 26, 1996 (the "Offer to Purchase").

                                 TENDER OFFER

   This Tender Offer Statement on Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Opal, Inc., a Delaware corporation, at $18.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Stockholder Agreements. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Opal, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3050 Bowers Avenue, Santa Clara, California 95054.

   (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

   (e)-(f) During the last five years, none of the Purchaser Entities (as defined in the Offer to Purchase) nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth in Section 10--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

   (a)-(g) The information set forth in the Introduction, in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the Introduction and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the Introduction, in Section 16--"Fees and Expenses" and in Section 17--"Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Section 9--"Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

   The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

   (a) The information set forth under Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" of the Offer to Purchase is incorporated herein by reference.

   (b)-(c) The information set forth in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Stockholder Agreements" and in Section 15--"Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

   (e) Not applicable.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Offer to Purchase, dated November 26, 1996.

   (a)(2) Letter of Transmittal.

   (a)(3) Notice of Guaranteed Delivery.

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7) Form of Summary Advertisement, dated November 26, 1996.

   (a)(8) Text of Press Release, dated November 24, 1996.

   (a)(9) Text of Press Release, dated November 26, 1996

   (b) None

   (c)(1) Agreement and Plan of Merger, dated as of November 24, 1996, by and among Parent, the Purchaser and the Company.

   (c)(2) Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the Purchaser and Rafi Yizhar.

   (c)(3) Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the Purchaser and Israel Niv.

   (c)(4) Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the Purchaser and Clal Electronics Industries Ltd.

   (c)(5) Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the Purchaser and Orbotech Ltd

   (c)(6) Confidentiality and Nondisclosure Agreement, dated October 21, 1996, by and between Parent and the Company.

   (d) None.

   (e) Not applicable.

   (f) None.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 1996

                                          ORION CORP. I

                                          BY:  /s/ Nancy H. Handel
                                              -------------------------------
                                              Name: Nancy H. Handel
                                              Title: President and Chief
                                              Executive Officer

                                          APPLIED MATERIALS, INC

                                          BY:  /s/ Joseph J. Sweeney
                                              -------------------------------
                                              Name: Joseph J. Sweeney
                                              Title: Vice President

                                EXHIBIT INDEX

   EXHIBIT                                                                                     PAGE NO.

-----------                                                                                   --------

(a)(1)       Offer to Purchase, dated November 26, 1996 .....................................

(a)(2)       Letter of Transmittal ..........................................................

(a)(3)       Notice of Guaranteed Delivery ..................................................

(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees .......................................................................

(a)(5)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees ...................................................

(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9 .......................................................................

(a)(7)       Form of Summary Advertisement, dated November 26, 1996..........................

(a)(8)       Text of Press Release, dated November 24, 1996 .................................

(a)(9)       Text of Press Release, dated November 26, 1996 .................................

(b)          None ...........................................................................

(c)(1)       Agreement and Plan of Merger, dated as of November 24, 1996, by and among
             Parent, the Purchaser and the Company ..........................................

(c)(2)       Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
             Purchaser and Rafi Yizhar ......................................................

(c)(3)       Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
             Purchaser and Israel Niv .......................................................

(c)(4)       Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
             Purchaser and Clal Electronics Industries Ltd ..................................

(c)(5)       Stockholder Agreement, dated as of November 24, 1996, by and among Parent, the
             Purchaser and Orbotech Ltd .....................................................

(c)(6)       Confidentiality and Nondisclosure Agreement, dated October 21, 1996, by and between Parent and the Company .................................................

(d)          None ...........................................................................

(e)          Not applicable .................................................................

(f)          None ...........................................................................